SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F  ☒         Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC

By:	/s/ Graham Dransfield
Graham Dransfield Legal Director

Date: December 6, 2002

HANSON PLC
CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
(UNAUDITED)
(Pounds Sterling – Millions, except per ordinary share amounts)

		Six months ended June 30, 2002				Six months		Year
		Before Exceptional	Exceptional			Ended June 30,		Ended December 31,
	Notes	Items	Items	Total		2001		2001
						Restated (1)
Turnover
Turnover – including joint ventures and associates		1,989.0	—	1,989.0		2,041.8		4,179.4
Less joint ventures and associates		(182.6)	—	(182.6)		(190.9)		(355.7)

		1,806.4	—	1,806.4		1,850.9		3,823.7

Continuing operations		1,767.2	—	1,767.2		1,737.8		3,627.4
Acquisitions		8.6	—	8.6		—		—
Discontinued		30.6	—	30.6		113.1		196.3

Group turnover	2	1,806.4	—	1,806.4		1,850.9		3,823.7
Costs and overheads less other income (2)		(1,641.6)	(0.7)	(1,642.3)		(1,694.5)		(3,592.3)

Group operating profit		164.8	(0.7)	164.1		156.4		231.4
Share of joint ventures and associates		25.4	—	25.4		21.1		40.8

Operating profit including joint ventures and associates		190.2	(0.7)	189.5		177.5		272.2

Continuing operations		192.5	(0.7)	191.8		179.5		274.6
Acquisitions		1.8	—	1.8		—		—
Discontinued		(4.1)	—	(4.1)		(2.0)		(2.4)

Operating profit including joint ventures and associates	2	190.2	(0.7)	189.5		177.5		272.2
Exceptional items
(Loss) profit on disposal and termination of operations		—	(14.9)	(14.9)		126.9		116.2
Loss on disposal of fixed assets		—	—	—		(7.9)		(0.5)

		—	(14.9)	(14.9)		119.0		115.7
Net interest (payable) and similar charges		(45.1)	—	(45.1)		(60.9)		(112.5)

Profit on ordinary activities before taxation		145.1	(15.6)	129.5		235.6		275.4

Taxation
charge for period		(44.3)	—	(44.3)		(40.9)		(105.9)
exceptional items		—	6.4	6.4		4.6		109.3

		(44.3)	6.4	(37.9)		(36.3)		3.4

Profit on ordinary activities after taxation (3)		100.8	(9.2)	91.6		199.3		278.8

Dividends	6	(33.5)	—	(33.5)		(32.7)		(102.9)

Transfer to reserves		67.3	(9.2)	58.1		166.6		175.9

Earnings per ordinary share:
– basic				12.5	p	27.1	p	37.9	p
– basic before exceptional/goodwill				17.9	p	16.0	p	41.4	p
– diluted				12.4	p	27.0	p	37.8	p
– diluted before exceptional/goodwill				17.9	p	15.9	p	41.3	p

1.	The June 2001 amounts have been restated for FRS19, the new accounting standard on deferred taxation, which was adopted with effect from January 1, 2001.

2.	Included within costs and overheads less other income are operating exceptional items of £(12.6) – June 2001 and £(191.3) – December 2001.

3.
A summary of the significant adjustments to profit on ordinary activities after taxation and earnings per share which would be required if US GAAP had been applied instead of UK GAAP is given in Note 10 of Notes to Condensed Consolidated Financial Statements.

See accompanying Notes to Condensed Consolidated Financial Statements

HANSON PLC
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(Pounds Sterling – Millions)

		June 30,	December 31,
	Notes	2002	2001
Fixed assets
Intangible assets		1,092.3	1,102.1
Tangible assets		2,731.1	2,863.4
Investments		278.9	268.5

		4,102.3	4,234.0
Current assets
Stocks	7	345.3	379.3
Debtors		1,071.9	981.9
Investments		13.1	373.6
Cash at bank		1,122.4	778.4

		2,552.7	2,513.2
Prepayments and accrued income
Amounts due from insurers for Koppers liabilities (see below)	5	183.4	205.8

		2,736.1	2,719.0

Creditors – due within one year
Debenture loans		1,184.9	581.2
Bank loans and overdrafts		277.3	401.2
Trade creditors		339.7	329.5
Other creditors		403.8	382.5
Dividends		33.5	70.3

		2,239.2	1,764.7

Net current assets		496.9	954.3

Total assets less current liabilities		4,599.2	5,188.3

Creditors – due after one year
Debenture and other loans		1,074.2	1,569.2
Bank loans		3.0	30.1

		1,077.2	1,599.3
Provisions for liabilities and charges
Koppers liabilities transferred to insurers (see above)	5	183.4	205.8
Provisions for other liabilities		608.0	662.4

		791.4	868.2
Capital and reserves
Authorised 925 million ordinary shares of £2
Issued and outstanding 736.9 (735.9) million ordinary shares of £2		1,473.8	1,471.8
Share premium		1,492.9	1,492.6
Other reserves		216.3	216.3
Profit and loss account		(452.4)	(459.9)

Equity shareholders’ funds (1)		2,730.6	2,720.8

		4,599.2	5,188.3

1.
A summary of the significant adjustments to shareholders’ funds which would be required if US GAAP had been applied instead of UK GAAP is given in Note 10 of Notes to Condensed Consolidated Financial Statements.

See accompanying Notes to Condensed Consolidated Financial Statements.

HANSON PLC
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(UNAUDITED)
(Pounds Sterling – Millions)

	Six months ended June 30, 2002	Six months ended June 30, 2001
Profit on ordinary activities after taxation	91.6	199.3
Currency translation differences on foreign net equity	(50.6)	37.4

Total recognised gains and losses recognised since last annual report	41.0	236.7

1.
The profit on ordinary activities after taxation in respect of the six months ended June 30, 2001 has been restated for FRS19, the new financial reporting standard on deferred taxation which was adopted with effect from January 1, 2001.

A statement of comprehensive income under US GAAP is given in Note 10 of Notes to Condensed Consolidated Financial Statements.

See accompanying Notes to Condensed Consolidated Financial Statements.

HANSON PLC
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

	Six months ended June 30, 2002	Six months ended June 30, 2001
Group operating profit	164.1	156.4
Depreciation, depletion and profit on disposal of fixed assets	102.6	116.7
Amortisation of goodwill	31.0	29.4
Provision utilisation	(12.3)	(13.2)
Increase in working capital	(78.3)	(100.3)

Net cash inflow from operating activities	207.1	189.0
Dividend received from joint ventures and associates	10.5	7.3
Returns on investments and servicing of finance	(46.8)	(64.7)
Taxation	(20.1)	(19.0)
Capital expenditure and financial investment	(38.2)	(50.7)
Acquisitions and disposals	(62.0)	177.9
Dividends paid	(70.3)	(68.7)
Management of liquid resources	(33.4)	60.4

Net cash (outflow) inflow before financing	(53.2)	231.5
Financing
Issue of ordinary share capital	2.3	1.0
Increase in gross debt	153.2	114.6

Net cash inflow from financing	155.5	115.6

Net cash inflow after financing	102.3	347.1

1.
A summary of the significant adjustments to cashflows which would be required if US GAAP had been applied instead of UK GAAP is given in Note 10 of Notes to Condensed Consolidated Financial Statements.

See accompanying Notes to Condensed Consolidated Financial Statements.

HANSON PLC
RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS
(UNAUDITED)
(Pounds Sterling – Millions)

	Share Capital
	Authorised Ordinary Shares of £2	Issued Ordinary Shares of £2	Share Premium	Other Reserves	Retained Earnings	Total Shareholders’ Funds
Balance at January 1, 2002	1,850.0	1,471.8	1,492.6	216.3	(459.9)	2,720.8
Share options exercised	—	2.0	0.3	—	—	2.3
Profit available for appropriation	—	—	—	—	91.6	91.6
Dividends on ordinary shares	—	—	—	—	(33.5)	(33.5)
Exchange	—	—	—	—	(50.6)	(50.6)

Balance at June 30, 2002	1,850.0	1,473.8	1,492.9	216.3	(452.4)	2,730.6

See accompanying Notes to Condensed Consolidated Financial Statements.

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

1.	Basis of Preparation

The accounting policies used in the preparation of these Condensed Consolidated Financial Statements, which are unaudited, are the same as those used in the Consolidated Financial Statements for the year ended December 31, 2001 included in Hanson’s Annual Report on Form 20-F for the year then ended. The balance sheet at December 31, 2001 and the profit and loss account for the year then ended are derived from those audited financial statements, but do not include all of the information and footnotes required for complete financial statements. The figures at and for the year ended December 31, 2001 do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended December 31, 2001, on which the auditors issued an unqualified audit opinion, have been delivered to the Registrar of Companies for England and Wales. The tax charge for the six months ended June 30, 2002 is based on the estimated annual effective rate. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2002 are not indicative of the results that may be expected for the year ending December 31, 2002.

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

2.	Segment Information

	Profit		Turnover
	Six months ended June 30, 2002	Six months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Operating profit and turnover including joint ventures and associates
Hanson Building Materials America	116.0	121.7	918.2	923.5
Hanson Building Materials Europe	70.6	62.1	705.6	674.8
Hanson Australia	10.0	2.1	207.2	186.2
Hanson Pacific	3.1	7.8	125.7	140.9

Trading profit and turnover	199.7	193.7	1,956.7	1,925.4
Property and other income	3.7	6.5	—	—
Central expenses	(9.1)	(8.1)	—	—
Discontinued	(4.1)	(2.0)	32.3	116.4
Operating exceptional items	(0.7)	(12.6)	—	—

	189.5	177.5	1,989.0	2,041.8

By geographical location
North America	115.2	121.0	918.2	923.5
Europe	66.0	61.2	705.6	674.8
Australia	10.0	2.1	207.2	186.2
Asia	3.1	7.8	125.7	140.9
Discontinued	(4.1)	(2.0)	32.3	116.4
Operating exceptional items	(0.7)	(12.6)	—	—

	189.5	177.5	1,989.0	2,041.8

	Six months ended			Six months ended
	June 30, 2002			June 30, 2001
	Gross	Goodwill	Net	Gross	Goodwill	Net
Trading profit before goodwill amortisation
Hanson Building Materials America	131.8	15.8	116.0	136.5	14.8	121.7
Hanson Building Materials Europe	74.8	4.2	70.6	66.0	3.9	62.1
Hanson Australia	15.2	5.2	10.0	7.2	5.1	2.1
Hanson Pacific	8.9	5.8	3.1	13.0	5.2	7.8

Trading profit	230.7	31.0	199.7	222.7	29.0	193.7

	Six months ended June 30, 2002			Six months ended June 30, 2001
		Joint			Joint
	Gross	ventures &	Group	Gross	ventures &	Group
	turnover	associates	turnover	turnover	associates	Turnover
Group turnover before share of joint ventures and associates
Hanson Building Materials America	918.2	42.7	875.5	923.5	48.0	875.5
Hanson Building Materials Europe	705.6	54.1	651.5	674.8	51.9	622.9
Hanson Australia	207.2	70.1	137.1	186.2	67.9	118.3
Hanson Pacific	125.7	14.0	111.7	140.9	19.8	121.1
Discontinued	32.3	1.7	30.6	116.4	3.3	113.1

	1,989.0	182.6	1,806.4	2,041.8	190.9	1,850.9

Group operating profit before share of joint ventures and associates
Hanson Building Materials America	116.0	8.1	107.9	121.7	8.6	113.1
Hanson Building Materials Europe	70.6	9.0	61.6	62.1	7.9	54.2
Hanson Australia	10.0	8.5	1.5	2.1	5.6	(3.5)
Hanson Pacific	3.1	0.1	3.0	7.8	(0.7)	8.5
Central, property and other	(5.4)	—	(5.4)	(1.6)	—	(1.6)
Discontinued	(4.1)	(0.3)	(3.8)	(2.0)	(0.3)	(1.7)
Operating exceptional items	(0.7)	—	(0.7)	(12.6)	—	(12.6)

	189.5	25.4	164.1	177.5	21.1	156.4

The operating exceptional in June 2002 related to Hanson Building Materials America. The operating exceptional for June 2001 was made up of £8.4m Hanson Building Materials America, £0.3m Hanson Building Materials Europe, £2.9m Hanson Pacific and £1.0m Hanson Australia.

Page 7of 17

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

2.	Segment Information (continued)

	June 30,	December 31,
	2002	2001
Identifiable assets by business segment
Hanson Building Materials America	2,852.9	2,940.5
Hanson Building Materials Europe	1,693.0	1,580.5
Hanson Australia	589.3	604.2
Hanson Pacific	391.7	435.0

Trading operations	5,526.9	5,560.2
Central, property and other	1,311.5	1,310.3
Discontinued operations – disposals	—	82.5

	6,838.4	6,953.0

Identifiable assets by geographical region
North America	2,852.9	2,940.5
UK	1,479.6	1,390.8
Continental Europe	213.4	189.7
Australia	589.3	604.2
Asia	391.7	435.0

	5,526.9	5,560.2
Central	1,311.5	1,310.3
Discontinued operations – disposals	—	82.5

	6,838.4	6,953.0

Identifiable long-lived assets by business segment
Hanson Building Materials America	1,565.7	1,649.5
Hanson Building Materials Europe	995.6	1,012.9
Hanson Australia	351.2	341.0
Hanson Pacific	86.6	96.4

Trading operations	2,999.1	3,099.8
Central, property and other	10.9	2.6
Discontinued operations – disposals	—	29.5

	3,010.0	3,131.9

Identifiable long-lived assets by geographical region
North America	1,565.7	1,649.5
UK	931.4	946.3
Continental Europe	64.2	66.6
Australia	351.2	341.0
Asia	86.6	96.4

	2,999.1	3,099.8
Central	10.9	2.6
Discontinued operations – disposals	—	29.5

	3,010.0	3,131.9

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

3.	Reconciliation of Net Cash Flow Movement to Movement in Net Debt

	Six months ended June 30, 2002	Six months ended June 30, 2001
Net cash inflow after financing	102.3	347.1
Decrease (increase) in long term debt	3.7	(242.9)
Cash added to (withdrawn from) deposits	393.0	(48.3)
(Decrease) in liquid resources	(359.7)	(12.1)
(Increase) decrease in short term loans	(156.9)	128.4

Change in net debt resulting from cash flows	(17.6)	172.2
Other financing movements	(0.3)	(0.5)
Exchange movement	43.7	(60.6)

Movement in net debt in the period	25.8	111.1
Opening net (debt)	(1,429.7)	(1,819.2)

Closing net (debt)	(1,403.9)	(1,708.1)

4.	Analysis of Net (Debt)

	January 1, 2002	Cash flow	Other non-cash movement	Exchange movement	June 30, 2002
Cash and investments per balance sheet	1,152.0	9.3	(0.1)	(25.7)	1,135.5

Overdrafts	(167.2)	126.4	—	(3.9)	(44.7)
Bank debt due within one year	(234.0)	40.2	(26.4)	(12.4)	(232.6)

Bank loans and overdrafts per balance sheet	(401.2)	166.6	(26.4)	(16.3)	(277.3)

Debt due within one year
Debenture debt	(578.7)	(195.9)	(436.9)	31.0	(1,180.5)
Finance leases	(2.5)	(1.2)	(0.7)	—	(4.4)

Debenture loans per balance sheet	(581.2)	(197.1)	(437.6)	31.0	(1,184.9)

Debt due after one year
Debenture and bank debt	(1,593.1)	3.7	463.0	54.7	(1,071.7)
Finance leases	(6.2)	—	0.7	—	(5.5)

Long term debt per balance sheet	(1,599.3)	3.7	463.7	54.7	(1,077.2)

Net (debt)	(1,429.7)	(17.5)	(0.4)	43.7	(1,403.9)

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

5.	Provisions

The obligations in respect of the Koppers environmental liabilities are recognised in provisions with a corresponding asset representing the amounts receivable under the insurance arrangements entered into in 1998. Under these arrangements the funding and risk of the environmental liabilities relating to the former Koppers company operations of Beazer PLC have been transferred to and underwritten by subsidiaries of two of the world’s largest reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re.

6.	Dividends

The Board declared an interim dividend of 4.55p per ordinary share, paid on September 20, 2002 to those shareholders on the register at the close of business on August 23, 2002. The shares traded ex-dividend on August 21, 2002.

7.	Inventories

	June 30, 2002	December 31, 2001
Raw materials	44.9	36.9
Work in progress	8.5	7.0
Finished goods and items for sale	291.9	335.4

	345.3	379.3

8.	Contingencies

Various of the Company’s US subsidiaries are defendants, typically with many other companies, in a substantial number of lawsuits filed in numerous state and federal courts by claimants who allege that they have suffered bodily injury as a result of exposure to asbestos-containing products (“asbestos claims”), the manufacture of which by such subsidiaries ceased, depending on the subsidiary involved, between 1973 and 1984. The products include coke oven batteries, roofing products, electrostatic precipitators, hot top rings, gun plastic cement, wallboard joint compounds and textured paints.

Each of the Company’s relevant US subsidiaries, together with its insurance carriers and outside counsel, review each asbestos claim that is pursued by the claimants. In many cases the claimants are unable to demonstrate that any injury they have suffered resulted from exposure to the subsidiary’s products, in which case their claim is generally dismissed without payment. In those cases where a compensatable disease, exposure to the subsidiary’s products and causation can be established, the subsidiary generally settles for amounts that reflect the type of disease, the seriousness of the injury, the age of the claimant, the particular jurisdiction of the claim and the number and solvency of the other defendants.

Set out in tabular form below is certain information regarding asbestos claims against the Company’s US subsidiaries (the numbers are approximate only).

Claimants resolved: Jan 98 to Sep 02	37,000
% dismissed	52%
Claimants resolved: Jan 02 to Sep 02	11,400
% dismissed	Over 75%
New claimants: Jan 02 to Sep 02	13,100
% mass claims	37%
Claimants outstanding Oct 02	75,000
%* mass claims	32%

* Mass claims are cases with 100 or more claimants covered under a single court docket number, where no individual claimant has his/her own case number.

The aggregate amounts paid in settlement and average settlement payments in any given period, together with related defence costs, have fluctuated widely and are expected to continue to fluctuate widely depending on the nature of the claims resolved, including the proportion which are mass claims, disease mix, number of other defendants and jurisdiction of claim.

The Company estimates that the gross liability for the cost of resolving current and probable future asbestos claims against its US subsidiaries until 2010 will be approximately $250 million, including defence costs, but before tax benefit and not discounted to present value. Provisions totalling $125 million are in place to cover these estimated costs, after expected insurance recoveries of an approximately equal amount. In establishing the provisions, other assumptions have been made as to the number, disease mix and location of future claims, trends in dismissal rates, settlement and defence costs, resolution of all existing claims and time scale of resolution of new claims five years after receipt and the continued solvency of co-defendants. In light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provisions for the cost of resolving asbestos claims until 2010 will be an accurate prediction of the actual costs that may be incurred and as a result the provisions will be subject to potential revision from time to time as additional information becomes available and developments occur.

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

Each of the subsidiaries involved with asbestos claims has a separate agreement with its insurance carriers regarding the defence and settlement of asbestos claims, the terms of which vary for each such subsidiary. These insurance arrangements have resulted in the insurance companies having met substantially all of the amounts such subsidiaries have paid to date in settlements and defence costs. Hanson assumes that the amounts received from its insurers will decline significantly over time.

One of the Company’s subsidiaries is involved in litigation proceedings in California with its insurers, with a view to establishing whether or not substantially all of the primary cover available to that subsidiary has been exhausted and, to the extent that such cover has been exhausted, the amount of excess cover that is available to it. In estimating the level of insurance cover for the purposes of establishing the above provisions, the Company is using what it believes to be a cautious view of the amount the subsidiary expects to recover under the applicable policies.

The Company does not believe that adequate information currently exists to allow it to estimate reasonably the amount of liability and costs associated with asbestos claims that its relevant US subsidiaries expect to resolve after 2010, even though Hanson expects claims will continue to be asserted against its subsidiaries, the resolution of which will take place after 2010. However, assuming that current trends continue, Hanson does not expect that the liability and costs associated with such claims would have a material adverse effect on its consolidated financial position, liquidity or results of operations.

Factors which could cause actual results to differ from such estimates and expectations include: (i) adverse trends in the ultimate number of asbestos claims filed against Hanson’s US subsidiaries; (ii) increases in the cost of resolving current and future asbestos claims as a result of adverse trends relating to settlement costs, dismissal rates, legal fees and/or judgment sizes; (iii) decreases in the amount of insurance available to cover asbestos claims as a result of adverse changes in the interpretation of insurance policies or the insolvency of insurers; (iv) the emergence of new trends or legal theories that enlarge the scope of potential claimants; (v) the impact of bankruptcies of other companies whose share of liability may be imposed on Hanson’s US subsidiaries under certain state liability laws; (vi) the unpredictable aspects of the US litigation process; (vii) adverse changes in the mix of asbestos-related diseases with respect to which asbestos claims are made against Hanson’s US subsidiaries, and (viii) potential legislative changes.

In light of such factors, the liability of Hanson’s US subsidiaries for resolving asbestos claims may be materially different from current estimates and the impact of such claims, both before and after 2010, might have a material adverse impact on Hanson’s financial condition, results of operations and cash flow.

In addition to US asbestos claims, former and existing subsidiaries of the Company are subject from time to time to bodily injury and property damage claims and lawsuits, both on an individual and class action basis. Such claims and lawsuits relate primarily to former US chemical products and operations, in particular those relating to the wood treating and coal tar derivative industries; products and operations which are unrelated to the present business and activities of the Company. In such cases the subsidiary concerned is often one of several potential defendants who are involved in the claim or lawsuit.

Since the demergers effected in 1996 and 1997, no settlements have been paid by (whether pursuant to judgements or indemnity obligations), or judgements rendered against, any of the Company’s subsidiaries which have had or could have a material adverse effect on Hanson’s financial condition, results of operations or cash flow in connection with any such claims or lawsuits. In a number of instances, the claim or lawsuit has not been pursued and the subsidiary concerned has been dismissed. With respect to those claims or lawsuits that have been or are being pursued, the subsidiary concerned generally believes itself to have had or to have meritorious defences and such claims and lawsuits have been and are being vigorously defended.

However, in light of the uncertainties involved in any litigation and in particular in the US, where there is the added potential for punitive damage awards, there can be no guarantee that a settlement might have to be made by, or an unfavourable judgement may be rendered against, one of the Company’s subsidiaries, which could have a material adverse effect on Hanson’s financial condition, results of operations or cash flow.

Insurance issues do arise on these claims and lawsuits, both in terms of indemnity and defence coverage, the outcome of which can be uncertain. In certain instances no insurance coverage may be available to the relevant subsidiary. The insurance cover referred in note 5 relating to the Kopper’s environmental obligations does not apply to the claims and lawsuits described in this note.

Hanson is also the subject of a number of other pending legal proceedings and claims incidental to present and former operations, acquisitions and disposals. The directors do not anticipate that the outcome of these proceedings and claims, either individually or in the aggregate, will have a material impact upon Hanson’s financial position or results of operations.

At June 30, 2002, Hanson had provided third parties with guarantees and performance bonds amounting to £174.3. These relate to the trading activities of current subsidiaries £160.2 and former subsidiaries £14.1.

9.    New Accounting Standards

United Kingdom
FRS17, Retirement Benefits, issued in November 2000, is fully effective for accounting periods ending on or after June 22, 2005. Certain of these disclosure requirements are, however, effective for periods prior to the June 2005 deadline and they are given in the Consolidated Financial Statements for the year ended December 31, 2001. The standard requires that financial statements reflect at fair value the assets and liabilities arising from an employer’s retirement benefit obligations and related funding. The operating costs of providing retirement benefits are recognised in the period in which they are earned together with any related

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

finance costs and changes in the value of the related assets and liabilities. The impact of FRS 17 on net income has not yet been determined and is currently under review.

United States
SFAS142 – “Accounting for goodwill and intangible assets”, was issued in June 2001, by the Financial Accounting Standards Board. Under SFAS142, goodwill and other intangible assets with indefinite lives are not amortised but are reviewed for impairment at least annually. Additionally, SFAS142 requires that goodwill included in the carrying value of equity method investments be no longer amortised.

The Group has applied SFAS142 from January 1, 2002. Application of the non-amortisation provisions of SFAS142 has resulted in an increase in the Group’s US GAAP net income for the six months ended June 30, 2002 of £50m (£0.07 per share). The Group will test goodwill for impairment using the two-step process prescribed in SFAS142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Based on steps the Group has taken to date to comply with the adoption of SFAS142, it is likely that a portion of the goodwill held in divisions that were indicated by step 1 of the test to have suffered impairment, will be impaired. This is expected to fall within the range of £600m to £800m, a substantial part of which relates to goodwill on acquisitions prior to January 1, 1998, which was written off directly to reserves under UK GAAP. Any impairment that is required to be recognised when adopting SFAS142 will be reflected as the cumulative effect of a change in accounting principle in the Group’s US GAAP balance sheet as at December 31, 2002.

SFAS143 – “Accounting for asset retirement obligations”, was issued on August 16, 2001. This statement deals with accounting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. It requires entities to record the fair value of the liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. The group is required to adopt the statement in the fiscal 2003 financial statements. The financial effect of adopting SFAS143 is still being considered.

SFAS144 – “Accounting for the impairment or disposal of long-lived assets”, supersedes SFAS121, “Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of”, although it retains many of its provisions but excludes goodwill and intangible assets not being amortised and significantly changes the criteria that have to be met in order to classify long-lived assets held for resale.

It also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 (APB 30), “Reporting the results of operations - reporting the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions”, for the disposal of a segment of a business. It requires expected future operating losses from discontinued operations in the period to be displayed in discontinued operations in the period in which the losses are incurred rather than as of the measurement date as currently. The requirement in APB 30 to report discontinued operations separately is retained and extended to a component of an entity that has either been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The provisions of SFAS144 have been applied prospectively from January 1, 2002.

SFAS146 – “Accounting for costs associated with exit or disposal activities”, was issued in June 2002. SFAS146 supersedes Emerging Issues Task Force (EITF) issue no. 94-3, “liability recognition for certain employees termination benefits and other costs to exit an activity (including certain costs incurred in a restructuring)”. SFAS146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under EITF 94-3, a liability is recognised at the date an entity commits to an exit plan. SFAS146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS146 will be effective for any exit and disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material impact on the Consolidated Annual Statements of the Company.

10.     Differences between UK GAAP and US GAAP

The accounting policies, under which the consolidated financial statements of Hanson are prepared, conform with UK GAAP, which differ in certain respects from US GAAP. Differences which have a significant effect on consolidated net income and shareholders’ equity are as follows:

Goodwill
As from January 1, 1998 Hanson adopted FRS10 and for all subsequent acquisitions capitalises all acquired goodwill and amortises it over a period not exceeding 20 years. Prior to this all goodwill arising on the acquisition of a subsidiary was written off directly to reserves in the year in which that subsidiary was acquired. On disposal of a business, the profit or loss on disposal is determined after incorporating the attributable amount of any purchased goodwill, including any previously written off to reserves. Under US GAAP, goodwill arising during the period to June 30, 2001 was capitalised and amortised through the profit and loss account over its estimated useful life, not exceeding 40 years. Goodwill which has arisen during the period subsequent to July 1, 2001, has been capitalised but in compliance with the transitional provisions of SFAS142 which was adopted in full on January 1, 2002 has not been amortised. The goodwill is currently being subjected to a transitional impairment test and will be subject to an annual impairment test thereafter.

ESOP shares
Included in fixed asset investments are amounts in respect of Hanson PLC ordinary shares held by the employee share trust. Under US GAAP, these amounts would be treated as treasury stock and deducted from shareholders’ equity.

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

Pensions and other post retirement benefits
The cost of pensions is based on consistent percentages of employee’s pensionable pay as recommended by independent actuaries.

Under US GAAP, the Group’s pension cost or credit is determined by reference to the pension liability and the market value of the underlying plan assets, after adjustment to reflect any previously unrecognised pension obligations or assets. The Group recognises liabilities resulting from scheme amendments or recognition of actuarial gains and losses under US GAAP over the future service lives of relevant employees, or the remaining life expectancy of inactive participants.

Experience surpluses or deficiencies, which may result where the actual performance of the scheme differs from previous actuarial assumptions, are dealt with on an aggregate basis. Hanson applies the 10% corridor test at the beginning of the year, to determine whether amortisation of the gain or loss is necessary. Where the gain or loss exceeds 10% of the greater of the projected benefit obligation or the market related value of the scheme’s assets, this is amortised over the active participants’ average remaining service periods.

Hanson also provides post retirement healthcare and life insurance benefits, mainly in the US, under plans to certain groups of its retired and active employees. Hanson conforms with the provisions of the Urgent Issues Task Force Abstract 6 “Accounting for Post-Retirement Benefits other than Pensions”, which requires accruals of these costs over the period during which employees become eligible for such benefits. Urgent Issues Task Force Abstract 6 permits UK parent undertakings with US subsidiaries to adopt the cost of post retirement benefits calculated for SFAS106 in their SSAP24 calculations, under UK GAAP, therefore there is no reconciling item in respect of Hanson’s US post retirement benefits.

Taxation
Deferred taxation is provided on all timing differences, except those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain, and also to the remittance of retained earnings of overseas subsidiaries. Under US GAAP deferred taxation liabilities are provided on all differences between the book and tax bases of assets and liabilities. Deferred taxation assets under US GAAP and UK GAAP are recognised only to the extent that it is more likely than not that they will be realised.

Discontinued operations
Discontinued operations are those clearly distinguishable operations and activities which either ceased or left the group in the accounting period or soon thereafter. Under US GAAP, the operation or activity must previously have been reported as a separate segment or line of business. Following the implementation of SFAS144 on January 1, 2002, there are no differences between UK and US GAAP in respect of discontinued operations.

Acquisition accounting
US GAAP requires that a deferred tax asset or liability be raised to reflect the difference between the tax basis of assets acquired and liabilities assumed, and their fair values at the time of acquisition. The recognition of deferred tax assets or liabilities affects the amount of goodwill recognised on acquisition. Net income under US GAAP will differ from that under UK GAAP to the extent that the pattern of reversal of the temporary differences acquired differs from the pattern of goodwill amortisation.

Under UK GAAP, on acquisition, provisions for reorganisation costs are not included in the fair value of assets and liabilities acquired, but are included in post acquisition costs. Certain reorganisation provisions under US GAAP are allowed to be included within the fair value at the time of acquisition.

Joint ventures and associates
Operating profit, interest and taxation in respect of joint ventures and associates are included in the financial statements separately under each appropriate heading. Under US GAAP, joint ventures’ and associates’ profit after tax is included on a single line within the income statement.

Dividends
Final ordinary dividends are provided in the year in respect of which they are proposed on the basis of the recommendation by the directors which requires subsequent approval by the shareholders. Interim dividends are provided for in the period for which they are declared by the Directors. Under US GAAP dividends are not provided until the period in which the dividend is formally declared.

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

Accounting for derivative instruments and hedging activities
The Group adopted SFAS133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. In the adoption of SFAS133 Hanson has elected not to seek hedge accounting for derivative instruments. Under US GAAP, derivative instruments are therefore held at fair value in the balance sheet and the change in fair value for a period is passed through net income. As hedge accounting under SFAS133 has not been sought, the net income statement fully includes the changes in fair value of the derivatives. In addition, transition adjustments were required to include the fair value of derivatives on the balance sheet on the adoption of SFAS133 at January 1, 2001. For those derivatives considered as fair value hedges, the January 1, 2001 opening fair value of £17.1m was shown as current assets and liabilities – derivatives and as an adjustment to debt. The adjustment to debt is being subsequently amortised through the income statement over the residual life of the debt. For those derivatives considered as cash flow hedges, the January 1, 2001 opening value of £0.5m was shown as current assets and liabilities – derivatives and as an adjustment to other comprehensive income. The amounts in other comprehensive income are recognised as adjustments to interest expense in future periods as the related cash flows are recognised.

Accounting for stock based compensation
SFAS123 Accounting for Stock-Based Compensation, which establishes financial accounting and reporting standards for stock-based employee compensation plans, was effective for accounting periods beginning after December 15, 1995. The Statement provides the option to continue under the accounting provisions of Accounting Principles Board Opinion No 25 “Accounting for stock issued to Employees” (APB 25), providing that pro forma footnote disclosures of the effects on net income and earnings per share, calculated as if the new method had been implemented, are included in full year financial statements. Hanson has elected to continue under APB 25, but the pro forma disclosures have been omitted, as the effects on net income are not material and earnings per share are not affected.

Hanson operates an Inland Revenue approved Sharesave Scheme open to all employees, which gives a 20% discount on the fair value of the shares. Under the provisions of UITF17, no cost is recognised on awards under such scheme. Under US GAAP, in accordance with FIN44, which was issued in July 2000 and confirmed by EITF00-23 in January 2002, the 20% discount should be expensed over the vesting period. The only plans impacted are the 2000 and 2001 schemes.

Hanson operates two schemes which incorporate performance criteria, the Hanson Share Option Plan and the Long Term Incentive Program (LTIP). Hanson recognises the cost over the performance period, based on a reasonable expectation of the extent to which the performance criteria will be met. Adjustments to this cost are made as the estimates of the final cost are refined. Under US GAAP, the plans are treated as variable compensatory plans and the expense is based on the intrinsic value at each balance sheet date, spread over the performance period.

Hanson has not included a reconciling item for these schemes, as the effect on net income is not material.

Exceptional items
Certain exceptional items are shown on the face of the profit and loss account statement after operating profits. These items are mainly gains or losses on the sale of business and fixed assets, and the costs of fundamental reorganisations. Under US GAAP these items would be classified as operating profits or expenses.

Foreign exchange gains and losses
Under UK GAAP, when the Group disposes of a business it does not incorporate any attributable cumulative foreign exchange gains and losses in the calculation of the profit or loss on disposal. Under US GAAP these gains and losses are included in determining the profit or loss on disposal.

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions except per ordinary share amounts)

The following is a summary of the significant adjustments to profit and ordinary shareholders’ equity which would be required if US GAAP had been applied instead of UK GAAP.

		Six Months Ended June 30, 2002		Six Months Ended June 30, 2001		Year Ended December 31, 2001
	Profit available for appropriation
	Profit on ordinary activities after taxation as reported in the consolidated profit and loss account	91.6		199.3		278.8
	Adjustments:
	Goodwill amortisation	31.0		(19.0)		(38.0)
	Impairment goodwill	—		—		11.6
	Change in fair value of derivatives	19.6		1.6		18.5
	Pensions	6.2		15.2		30.4
	Profit and loss on disposals – goodwill	—		—		4.5
	Profit and loss on disposals – cumulative exchange losses	(27.8)		—		—
	Taxation on above adjustments	(14.0)		(4.5)		(9.2)
	Taxation methodology	0.9		(1.2)		12.1

		15.9		(7.9)		29.9

	Net income as adjusted to accord with US GAAP	107.5		191.4		308.7

	Arising from:
	Continuing operations	147.9		191.9		471.5
	Discontinued operations – profit/(loss) from operations	2.3		(0.5)		(162.8)
	Discontinued operations – loss on disposals	(42.7)		—		—

		107.5		191.4		308.7

	Earnings per ordinary share
Basic	– continuing operations	20.1	p	26.1	p	64.1	p
	– discontinued operations	(5.5	)p	(0.1	)p	(22.1	)p

	– net income	14.6	p	26.0	p	42.0	p

Diluted	– continuing operations	20.0	p	26.0	p	63.9	p
	– discontinued operations	(5.5	)p	(0.1	)p	(22.1	)p

	– net income	14.5	p	25.9	p	41.8	p

	Number of ordinary shares (in millions)
	Basic	736m		736m		735m
	Diluted	738m		738m		738m

		Six Months Ended June 30, 2002		Six Months Ended June 30, 2001		Year Ended December 31, 2001

	Statement of comprehensive income
	The consolidated statement of comprehensive income under US GAAP is as follows:

	Net income as adjusted to accord with US GAAP	107.5		191.4		308.7
	Other comprehensive income:
	Translation adjustments for the period	(22.8)		37.4		8.3
	Change in fair value of derivatives, net of tax of £nil	0.7		(1.9)		(2.3)
	Cumulative effect of prior years on adoption of FAS133	—		0.5		0.5
	Translation adjustment on US GAAP taxation methodology	12.1		(18.0)		—

	Total comprehensive income	97.5		209.4		315.2

				June 30, 2002		December 31, 2001
	Shareholders’ Equity
	Shareholders’ funds as reported in the consolidated balance sheet			2,730.6		2,720.8
	Adjustments:
	Intangible assets
	Goodwill – cost			1,249.1		1,337.9
	Goodwill – accumulated amortisation			(305.5)		(425.3)

	Goodwill – net			943.6		912.6
	Fixed asset investments			(7.3)		(0.3)
	Current assets – prepayments			138.4		52.7
	Current assets – derivatives			95.1		121.4
	Current liabilities – derivatives			(43.4)		(89.3)
	Dividends			33.5		70.3
	Pensions			308.2		302.0
	Debt			(14.7)		(15.4)
	Provisions			(138.4)		(52.7)
	Taxation on above adjustments			(104.6)		(90.6)
	Taxation methodology			(409.4)		(422.4)

				801.0		788.3

	Shareholders’ equity as adjusted to accord with US GAAP			3,531.6		3,509.1

HANSON PLC
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Pounds Sterling – Millions)

Consolidated cash flow statement

The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items within them.

Under US GAAP cash and cash equivalents include short-term liquid resources but not overdrafts. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP, would be included as operating activities under US GAAP. The payment of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of returns on investments and of servicing of finance.

The categories of cash flow activity under US GAAP can be summarised as follows:

	Six months ended June 30, 2002	Six months ended June 30, 2001
Cash inflows from operating activities	140.2	105.3
Cash inflows (outflows) on investing activities	332.0	(31.3)
Cash (outflows) from financing activities	(103.2)	(144.6)

Increase (decrease) in cash and cash equivalents	369.0	(70.6)
Effect of foreign exchange rate changes	(24.9)	23.9
Cash and cash equivalents at December 31, 2001	778.4	917.2

Cash and cash equivalents at June 30, 2002	1,122.5	870.5

Additional US GAAP information regarding revenue recognition
Revenue is recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered and there is no future performance required and amounts are collectible under normal payment terms.

Revenue represents the amounts charged or chargeable in respect of services rendered and goods supplied, excluding inter company sales and sales taxes. Revenue is recognized net of discounts, where these have been agreed with the customer, when finished products are shipped to unaffiliated customers or services have been rendered. Revenue on long-term construction contracts, is recognised as the value of measured works, claims and variations on contracts in the year, which have been invoiced. Claims and variations are only valued where they have been agreed with the client. Where it is foreseen that a loss will arise to the Group on a long-term contract, full provision is made for that loss in the year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC (Registrant)

By:	/s/ Graham Dransfield
Graham Dransfield Legal Director

Date: December 6, 2002